UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor

Great West Road

Brentford, TW8 9DF

United Kingdom

Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The sustainable total return company

Abengoa Yield announces a reinforcement of its ROFO agreement, a MoU signed with Abengoa on its corporate governance and the beginning of negotiations for a third acquisition from Abengoa

December 11, 2014 - Abengoa Yield (NASDAQ: ABY), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, announced today that it has signed a call option agreement with Abengoa to purchase up to $100 million in contracted assets at a 12% yield during the year 2015, subject to certain conditions. The acquisition under this call option agreement will constitute the third acquisition, if executed, from Abengoa.

On November 14 2014, Abengoa Yield announced updated dividend per share guidance of $1.60 for the year 2015 and $1.92 to $2.00 for the year 2016. This guidance assumes the first acquisition from Abengoa for a price of $312 million and a second acquisition currently under negotiation. The third acquisition, to be executed under the call option agreement, is therefore not considered in our current dividend per share guidance.

In addition, Abengoa Yield has signed a Memorandum of Understanding with Abengoa under which both companies agree to work to take the appropriate steps to ensure that Abengoa Yield’s board of directors has a majority of independent directors and to increase the list of matters that require approval by the board of directors.

Finally, Abengoa Yield has signed an amendment to the Right of First Offer (“ROFO”) Agreement with Abengoa to include, among other modifications, a right for Abengoa Yield to “call” assets for negotiation, once those assets reach eighteen months of operation.

Santiago Seage, Abengoa Yield’s CEO, said: “With the potential second and potential third acquisitions from Abengoa we aim to accelerate our growth, while making Abengoa Yield a more independent company that will continue growing accretively thanks to a reinforced ROFO agreement with a leading global developer like Abengoa and to third party acquisitions”.

About Abengoa Yield

Abengoa Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation and electric transmission assets in North America, South America and Europe. We focus on providing a predictable and growing quarterly dividend or yield to our shareholders (www.abengoayield.com).

The sustainable total return company

EVP and Chief Financial Officer

Eduard Soler

Tel: +34 954 93 71 11

E-mail: ir@abengoayield.com

Communication Department

Patricia Malo de Molina Meléndez.

Tel: +34 954 93 71 11

E-mail: communication@abengoa.com

Investor Relations Leire Pérez Tel: +34 954 93 71 11 E-mail: ir@abengoayield.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: December 11, 2014